Exhibit 99.1

ALEXCO RESOURCE CORP. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019 AND 2018 (unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2019

(unaudited - expressed in thousands of Canadian dollars)	Note	March 31 2019	December 31 2018

Current Assets
Cash and cash equivalents	4	$ 6,392	$ 8,576
Accounts and other receivables		4,733	6,811
Investments	6	308	351
Inventories		1,190	818
Prepaid expenses and other		1,022	878
		13,645	17,434

Non-Current Assets
Restricted cash and deposits	5	2,739	2,725
Investments	6	354	409
Inventories		4,282	4,699
Property, plant and equipment	7,11	16,646	15,233
Mineral properties	8	83,492	82,226
Embedded derivative asset	9	15,153	9,671
Intangible assets and other		608	621

Total Assets		$ 136,919	$ 133,018

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	10	$ 5,993	$ 7,210
Lease liabilities	11	$ 450	$ -
Environmental services contract loss provision		48	36
Deferred revenue		95	109
Flow-through share premium pending renunciation		550	649
		7,136	8,004
Non-Current Liabilities
Lease liabilities	11	1,330	-
Decommissioning and rehabilitation provision	13	5,499	5,286
Deferred income tax liabilities		3,759	3,098

Total Liabilities		17,724	16,388

Shareholders' Equity		119,195	116,630

Total Liabilities and Shareholders' Equity		$ 136,919	$ 133,018

COMMITMENTS	23
SUBSEQUENT EVENTS	24

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTH PERIODS ENDED MARCH 31

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)
	Note	2019	2018

Revenues
Environmental Services Revenue	15	7,233	2,764

Cost of Sales
Environmental Services Costs		5,761	1,934
Total Gross Profit		1,472	830

General and administrative expenses	16	4,312	3,408
Mine site care and maintenance	17	624	681
		4,936	4,089

Operating Loss		(3,464)	(3,259)

Other Income (Expenses)
Other income and expenses	18	(235)	70
Loss on investments	6	(14)	(374)
Gain (loss) on embedded derivative	9	5,482	(26)
Income (Loss) Before Taxes		1,769	(3,589)

Income Tax Provision
Current		-	-
Deferred		562	(328)

Net Income (Loss)		1,207	(3,261)

Other Comprehensive Income (Loss)
Loss on FVTOCI investments, net of tax		(83)	(320)
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		(59)	54
Other Comprehensive Loss		(142)	(266)

Total Comprehensive Income (Loss)		$ 1,065	$ (3,527)

Basic and diluted income (loss) per common share		$ 0.01	$ (0.03)
Weighted average number of common shares outstanding
Basic		108,380,955	101,494,124
Diluted		110,498,164	101,494,124

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31,

(unaudited - expressed in thousands of Canadian dollars)
		2019	2018

Cash Flows used in Operating Activities
Net income (loss)		$ 1,207	$ (3,261)
Items not affecting cash from operations:
Environmental services contract loss provision		11	(72)
Depreciation of fixed assets and ROU assets		527	373
Amortization of intangible assets		12	14
Share-based compensation expense		1,119	1,137
Finance costs, foreign exchange and other		(10)	37
Derivative asset (gain) loss		(5,482)	26
Unrealized loss on investments		15	375
Deferred income tax provision		562	(328)
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables		2,079	(263)
Decrease in inventories		45	95
Decrease in prepaid expenses and other current assets		67	90
Decrease in deferred revenue		(14)	(22)
Income taxes payable		(1)	-
Decrease in accounts payable and accrued liabilities		(781)	(16)
		(644)	(1,815)

Cash Flows (used in) from Investing Activities
Expenditures on mineral properties		(1,427)	(2,593)
Purchase or disposal of property, plant and equipment		(19)	(203)
Purchase of investments		-	(132)
		(1,446)	(2,928)

Cash Flows from (used in) Financing Activities
Repayment of lease liabilities		(153)	-
Proceeds from exercise of warrants		-	25
Proceeds from exercise of stock options		59	30
		(94)	55
Decrease in Cash and Cash Equivalents		(2,184)	(4,688)
Cash and Cash Equivalents - Beginning of Period		8,576	17,906
Cash and Cash Equivalents - End of Period		$ 6,392	$ 13,218

SUPPLEMENTAL CASH FLOW INFORMATION (see note 20)	30

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total

Balance - December 31, 2018	107,998,902	$ 212,903	$ 2,494	$ 5,841	$ 8,906	$ (121,798)	$ (1,716)	$ 116,630

Net income	-	-	-	-	-	1,207	-	1,207
Other comprehensive loss	-	-	-	-	-	-	(142)	(142)
Share-based compensation expense recognized	-	-	-	1,229	-	-	-	1,229
Credit Facility fee - shares	171,480	211	-	-	-	-	-	211
Exercise of share options	90,000	89	-	(29)	-	-	-	60
Share options forfeited or expired	-	-	-	(442)	442	-	-	-
Release of RSU settlement shares	386,655	625	-	(625)	-	-	-	-

Balance - March 31, 2019	108,647,037	$ 213,828	$ 2,494	$ 5,974	$ 19,348	$ (120,591)	$ (1,858)	$ 119,195

Balance - December 31, 2017	101,280,850	$ 202,389	$ 2,092	$ 6,660	$ 15,743	$ (113,297)	$ (1,131)	$ 112,456
Net loss	-	-	-	-	-	(3,261)	-	(3,261)
Other comprehensive income	-	-	-	-	-	-	(266)	(266)
Share-based compensation expense recognized	-	-	-	1,313	-	-	-	1,313
Credit facility fee - warrants	-	-	938	-	-	-	-	938
Exercise of share options	35,000	44	-	(14)	-	-	-	30
Exercise of warrants	14,200	31	(6)	-	-	-	-	25
Share options forfeited or expired	-	-	-	(2,999)	2,999	-	-	-
Release of RSU settlement shares	312,702	487	-	(487)	-	-	-	-
Balance - March 31, 2018	101,642,752	202,951	3,024	4,473	18,742	(116,558)	(1,397)	111,235

The accompanying notes are an integral part of these interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprising mineral exploration and mine development in Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements (except for those policies disclosed in Note 3), being for the year ended December 31, 2018, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, these interim financial statements should be read in conjunction with the Corporation’s most recent annual financial statements. Notes 3 and 11 discloses the effects of the adoption of new IFRS pronouncements and changes in existing accounting policies for all periods presented. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on May 8, 2019.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Amended Accounting Policies

The following significant accounting policy has changed as a result of the adoption of IFRS 16 and related policy choices. All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

The Corporation has adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (‘IFRIC 4”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use (“ROU”) asset and a lease obligation at the lease commencement date.

The Corporation has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset, whether the Corporation has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement. The Corporation incorporates both the lease and non-lease components as part of the total lease payment, as the Corporation has elected not to separate non-lease components.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Corporation’s incremental borrowing rate as at January 1, 2019. The associated ROU assets have been measured at the amount equal to the lease liability on January 1, 2019. The ROU asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. Furthermore, the ROU asset may be reduced due to impairment losses.

On initial adoption, the Corporation has recorded right-of-use assets of $1,883,000 within property, plant and equipment, measured at an amount equal to the lease liability. The Corporation has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve (12) months as at January 1, 2019 as short-term leases, recognized as an expense over the lease term; and
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of low dollar value (less than $5,000 CAD).

The following table reconciles the Corporation’s operating lease commitments at December 31, 2018, as previously disclosed in the Corporation’s annual consolidated financial statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019.

Adoption of IFRS 16

Lease commitments as at December 31, 2018	$ 1,440
Less: Short-term commitments Add: Operating lease obligations on adoption of IFRS 16	(50) 1,048
Impact of discounting	2,438 (555)

Lease liability as of January 1, 2019	$ 1,883

The following is the accounting policy that has been amended as a result of the adoption of IFRS 16.

Leases

The ROU asset is initially recorded at cost, which comprises the initial amount of the lease liability and any initial direct costs incurred less any lease payments made at or before the initial adoption date. The ROU is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The lease term includes periods covered by an option to extend if the Corporation’s intention is to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for re-measurements of the lease obligation.

The Corporation has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low value assets. These lease payments associated with these leases are recognized as an expense over the lease term.

The lease liability is measured at the present value of the expected lease payments over the lease term, discounted at the implicit rate in the lease; if the rate cannot be determined, the incremental borrowing rate is used. The liability is increased for the passage of time and payments on the lease are offset against the lease liability. The liability is subsequently re-measured when there is a change in the lease agreement, such as a change in future lease payments or if the Corporation decides to purchase, extend or terminate the lease option. When the lease liability is re-measured, an adjustment is applied to the carrying value of the ROU asset.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	Cash and Cash Equivalents
	March 31 2019	December 31 2018
Cash at bank and on hand	$ 4,971	$ 3,629
Short-term bank deposits	1,421	4,947

	$ 6,392	$ 8,576
5.	Restricted Cash and Deposits
	March 31 2019	December 31 2018

Security for decommissioning obligations	$ 2,581	$ 2,569
Other	158	156

	$ 2,739	$ 2,725

Security for decommissioning obligations of $2,581,000 as at March 31, 2019 (December 31, 2018 - $2,569,000) includes cash collateral and a surety bond representing security for future reclamation and closure activities for the Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek deposits.

6.	Investments

	March 31 2019	December 31 2018

Common shares held	$ 653	$ 736
Warrants held	9	24

Investments	662	760
Less: current portion	308	351

	$ 354	$ 409

As of March 31, 2019, the Corporation held 8,736,644 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2018 - 8,736,644) and 1,320,500 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2018 - 1,320,500). As of March 31, 2019, the Corporation also held 6,155,822 warrants of Banyan (December 31, 2018 - 6,155,822) with an exercise price ranging from $0.115 to $0.15 and expiry dates of August 14, 2019 and July 19, 2020. The Corporation also held 300,000 warrants of Golden Predator (December 31, 2018 - 300,000) with an exercise price of $1.00 per share and an expiry date of December 21, 2020.

During the three months ended March 31, 2019, the Corporation recorded a pre-tax loss on investments in the amount of the $14,000 (2018 - $374,000). The loss on investments for the three months ended March 31, 2019 consisted of a fair value measurement adjustment on warrants held in Banyan and Golden Predator, through the statement of loss. During the quarter the Corporation also recorded in other comprehensive income a fair value adjustment loss adjustment, net of tax of $83,000 (2018 - $320,000) on common shares held in Banyan and Golden Predator.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Property, Plant and Equipment
Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$ 1,709	$ 5,569	$ 22,834	$ 9,312	$ 1,503	$ 40,927
Additions	-	-	-	-	-	-
Decommission change in estimate	-	-	104	-	-	104

March 31, 2019	$ 1,709	$ 5,569	$ 22,938	$ 9,312	$ 1,503	$ 41,031

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$ 429	$ 4,869	$ 11,448	$ 7,533	$ 1,415	$ 25,694
Depreciation	19	39	289	81	14	442
Disposal	-	-	-	-	-	-

March 31, 2019	$ 448	$ 4,908	$ 11,737	$ 7,614	$ 1,429	$ 26,136

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2018	$ 1,280	$ 700	$ 11,386	$ 1,779	$ 88	$ 15,233
(i)
March 31, 2019	$ 1,261	$ 661	$ 11,201	$ 1,698	$ 74	$ 14,895

(i) Refer to Note 11, as amount excludes ROU assets net book value of $1,751,000 as of March 31, 2019.

During the three month period ended March 31, 2019, the Corporation recorded total depreciation of property, plant and equipment of $442,000 (2018 - $482,000) of which $376,000 (2018 - $373,000) has been charged to income with $33,000 (2018 - $31,000) recorded in environmental services cost of sales and $343,000 (2018 - $342,000) reflected under general expenses and mine site care and maintenance.

Of the depreciation recorded for the three months ended March 31, 2019, $66,000 (2018 - $109,000) were related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Mineral Properties

	December 31 2018	Expenditures Incurred	March 31 2019

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 7,123	$ 142	$ 7,265
Lucky Queen	824	35	859
Onek	1,065	-	1,065
McQuesten[i]	1,997	-	1,997
Silver King	4,464	-	4,464
Flame & Moth	28,311	211	28,522
Bermingham	32,084	878	32,962
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,474	-	5,474

Total	$ 82,226	$ 1,266	$ 83,492

	December 31 2017	Expenditures Incurred	December 31 2018

Mineral Properties
Keno Hill District Properties
Bellekeno	$ 6,885	$ 238	$ 7,123
Lucky Queen	693	131	824
Onek	1,034	31	1,065
McQuesten[i]	1,997	-	1,997
Silver King	4,464	-	4,464
Flame & Moth	22,455	5,856	28,311
Bermingham	23,376	8,708	32,084
Elsa Tailings	884	-	884
Other Keno Hill Properties	2,799	2,675	5,474

Total	$ 64,587	$ 17,639	$ 82,226
(i)	Effective May 24, 2017, the Corporation entered into an Option Agreement with Banyan Gold Corp. (“Banyan”) to option up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($750,000 incurred to March 31, 2019), issue 1,600,000 shares (800,000 shares issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

March 31, 2019
Cost	$ 99,649	$ 74,302	$ 173,951
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$ 9,190	$ 74,302	$ 83,492

December 31, 2018
Cost	$ 99,472	$ 73,213	$ 172,685
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$ 9,013	$ 73,213	$ 82,226

9.	Embedded Derivative Asset and Silver Stream
	March 31 2019	December 31 2018

Embedded derivative asset - beginning of period	$ 9,671	$ 6,600

Fair value adjustment	5,482	3,071

Embedded derivative asset - end of period	$ 15,153	$ 9,671

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which is reset to December 31, 2020. If the completion test is not satisfied by December 31, 2020, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2020. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Loss.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at March 31, 2019, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the pre-feasibility study (the “PFS”), including payable ounces delivered and calculated future silver head grade. This calculation will be further modified upon completion of further studies, mine plans and/or actual production. The valuation model for the embedded derivative has been updated to utilize a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

10.	Accounts payable and accrued liabilities
	March 31 2019	December 31 2018
Trade payables	$ 4,067	$ 3,567
Accrued liabilities and other	1,926	3,643

	$ 5,993	$ 7,210
11.	Leases

a) Right-of-use assets

The Corporation’s significant lease arrangements primarily include contracts for leasing office facilities. As at March 31, 2019, $1,751,000 of right-of-use assets were recorded as part of property, plant and equipment.

March 31 2019
IFRS 16 adoption as at January 1, 2019	$ 1,883
Additions Depreciation	- (132)

$ 1,751

b) Lease liabilities

As at March 31, 2019, the Corporation recorded, $1,780,000 of lease liabilities. The incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 10.83%.

March 31 2019
IFRS 16 adoption as at January 1, 2019	$ 1,883
Cash flows: Principal payments Non-cash changes: Accretion	(153) 50

$ 1,780

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

c) Undiscounted lease payments

As at March 31, 2019, the Corporation’s undiscounted lease payments consisted of the following:

March 31 2019
2019	$ 494
2020 2021 2022 2023 Thereafter	543 334 337 322 289

$ 2,319
12.	Credit Facility

On February 23, 2018 the Corporation entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) to provide a US$15,000,000 credit facility (the “Credit Facility”). The Credit Facility has the following key terms:

•	Term of 3 years, Maturity Date - February 23, 2021
•	Interest rate on funds drawn down: the greater of
•	7% plus US Dollar 3 month LIBOR and
•	8% per annum, payable monthly
•	Repayable in quarterly installments from October 31, 2019 through to the Maturity Date
•	Upon draw down of funds a 3% draw down fee is charged
•	1,000,000 share purchase warrants were issued to Sprott with a five-year term, an exercise price of $2.25 per share and a right by the Corporation to accelerate the expiry date to 30 days following the closing price of the shares exceeding $5.63 for more than 20 consecutive trading days
•	Repayable in whole or in part, without penalty, provided not less than twelve (12) months of interest has been paid on any outstanding amount
•	On February 14, 2019 the Corporation extended the availability period of draw down to August 23, 2019 from February 23, 2019 by issuing to Sprott 171,480 Alexco common shares.

As of March 31, 2019, no amounts have been drawn down on the Credit Facility.

13.	Decommissioning and Rehabilitation Provision
	March 31 2019	December 31 2018

Balance - beginning of period	$ 5,286	$ 5,055

Increase due to re-estimation	199	163
Accretion expense, included in finance costs	14	68

Balance - end of period	$ 5,499	$ 5,286

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,444,000 (December 31, 2018 - $6,561,000), with the expenditures expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at March 31, 2019, the Corporation has used a risk-free discount rate of 1.71% (December 31, 2018 - 2.08%) and an inflation rate of 2.0% (December 31, 2018 - 2.0%) resulting in a discounted amount of $5,403,000 (December 31, 2018 - $5,204,000).

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the three month period ended March 31, 2019:

1.	386,655 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
2.	90,000 options were exercised for proceeds of $59,000.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

Equity Incentive Plan

Under the Corporations equity incentive plan (the “Equity Incentive Plan”), the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at March 31, 2019, a total of 9,252,833 stock options and 512,334 RSUs were outstanding under the Equity Incentive Plan and a total of 1,099,536 remain available for future grants.

Incentive Stock Options

Generally stock options under the Equity Incentive Plan have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance - December 31, 2018	$ 1.66	7,738,833	$ 5,469

Stock options granted	$ 1.28	2,079,000	-
Share-based compensation expense	-	-	824
Options exercised	$ 0.65	(90,000)	(29)
Options forfeited or expired	$ 1.94	(475,000)	(442)

Balance - March 31, 2019	$ 1.57	9,252,833	$ 5,822

Balance - December 31, 2017	$ 2.06	6,546,666	$ 6,258

Stock options granted	$ 2.07	2,524,000	-
Share-based compensation expense	-	-	2,480
Options exercised	$ 0.77	(281,666)	(106)
Options forfeited or expired	$ 5.39	(1,050,167)	(3,163)

Balance - December 31, 2018	$ 1.66	7,738,833	$ 5,469

During the three months ended March 31, 2019, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free rate ranging from 1.45% to 1.86% (2018 - 2.01 to 2.16%) per annum, an expected life of options of 4 years (2018 - 4 years), an expected volatility average of 71% based on historical volatility (2018 - 73%), an expected forfeiture rate average of 2% (2018 - 2%) and no expected dividends (2018 - nil).

Incentive share options outstanding and exercisable at March 31, 2019 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	0.71	$ 0.60	35,000	$ 0.60
$0.60	919,333	0.87	$ 0.60	989,333	$ 0.60
$0.84	1,402,500	1.87	$ 0.84	1,402,500	$ 0.84
$1.27	1,704,000	4.77	$ 1.27	426,000	$ 1.27
$1.27	325,000	2.77	$ 1.27	-	$ 1.27
$1.73	600,000	2.19	$ 1.73	600,000	$ 1.73
$1.75	42,000	3.38	$ 1.75	42,000	$ 1.75
$1.76	50,000	5.00	$ 1.76	12,500	$ 1.76
$1.78	150,000	2.25	$ 1.78	150,000	$ 1.78
$1.93	60,000	4.11	$ 1.93	30,000	$ 1.93
$2.07	1,834,000	3.84	$ 2.07	1,375,500	$ 2.07
$2.07	587,000	3.84	$ 2.07	-	$ 2.07
$2.32	1,544,000	2.84	$ 2.32	1,544,000	$ 2.32

	9,252,833	3.07	$ 1.57	6,536,833	$ 1.56

The weighted average share price at the date of exercise for options exercised during the three month period ended March 31, 2019 was $1.73. The weighted average share price at the date of exercise for options exercised during the three months ended ended March 31, 2018 was $1.66.

During the three months ended March 31, 2019, the Corporation recorded total share-based compensation expense of $823,000 (2018 - $1,051,000), which related to incentive share options, of which $111,000 (2018 - $177,000) was recorded to mineral properties and $712,000 (2018 - $874,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date. As at March 31, 2019, a total of 512,334 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance - December 31, 2018	273,989	$ 371

RSUs granted	625,000	-
Share-based compensation expense recognized	-	406
RSUs vested	(386,655)	(625)

Balance - March 31, 2019	512,334	$ 152

Balance - December 31, 2017	398,325	$ 401

RSUs granted	193,700	-
Share-based compensation expense recognized	-	467
RSUs vested	(318,036)	(497)

Balance - December 31, 2018	273,989	$ 371

During the three months ended March, 2019 the Corporation granted a total of 625,000 RSUs (2018 - 177,700) with a total grant-date fair value determined to be $794,000 (2018 - $368,000). Included in general and administrative expenses for the three months ended March 31, 2019 is share-based compensation expense of $406,000 (2018 -$262,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the three months ended March 31, 2019 was $1.46 (2018 - $1.72).

15.	Revenue from Environmental Services

The Corporation recorded environmental services revenue for the three month periods ending March 31, 2019 and 2018 as follows:

	2019	2018
Environmental services revenue
Fee for service	$ 3,938	$ 2,552
Fixed price agreements	3,295	212

	$ 7,233	$ 2,764

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the three month periods ending March 31, 2019 and 2018 as follows:

Corporate
	2019	2018
General and administrative expenses
Depreciation	$ 22	$ 25
Depreciation from ROU assets	52	-
Amortization of intangible assets	3	3
Business development and investor relations	73	158
Office, operating and non-operating overheads	145	160
Professional	71	173
Credit Facility fee	-	99
Regulatory	153	143
Restructuring costs	-	64
Salaries and contractors	1,035	711
Share-based compensation	1,089	1,136
Travel	25	57

	$ 2,668	$ 2,729
Environmental Services
	2019	2018
General and administrative expenses
Depreciation	$ 47	$ 15
Depreciation from lease liabilities	80	-
Amortization of intangible assets	9	10
Business development	122	15
Office, operating and non-operating overheads	368	209
Professional	124	9
Salaries and contractors	839	400
Travel	55	21

	$ 1,644	$ 679
Total General and Administrative Expenses	$ 4,312	$ 3,408
17.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the three month periods ended March 31, 2019 and 2018 as follows:

	2019	2018

Mine site care and maintenance
Depreciation	$ 308	$ 301
Salaries and contractors[1]	83	307
Materials and equipment[1]	73	-
Other expenses[1]	160	73

	$ 624	$ 681
1. Included in mine site care and maintenance costs are refurbishment and mill maintenance costs.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Other Income and expenses

The Corporation recorded other income and expenses for the three month periods ended March 31, 2019 and 2018 as follows:

	2019	2018

Credit Facility fee - warrants	$ (195)	$ -
Interest on lease liabilities	(50)	-
Interest income	25	61
Foreign exchange gain (loss)	(1)	25
Other income (expenses)	(14)	(16)

	$ (235)	$ 70

19.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	March 31 2019	December 31 2018

Fair value through profit or loss
Warrants	Level 2	$ 10	$ 24
Embedded derivative - Wheaton agreement	Level 3	$ 15,153	$ 9,671

Fair value through other comprehensive loss
Investment in marketable securities	Level 1	$ 653	$ 736
		$ 15,816	$ 10,431

During the three month periods ended March 31, 2019, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.56% (2018 - 1.76%) per annum, an expected life of options of 0.38 to 1.73 years (2018 - 1.4 years), an expected volatility of 74% to 92% (2018 - 130%) based on historical volatility and no expected dividends (2018 - nil).

 During the three month period ended March 31, 2019, the fair value of the embedded derivative related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $5,482,000 (2018 - $3,071,000). The model currently relies upon inputs from the PFS announced on March 28, 2019, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three month periods ended March 31, 2019 and 2018 is summarized as follows:

	2019	2018

Operating Cash Flows Arising From Interest and Taxes
Interest received	$ 38	$ 29

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$ 111	$ 177
Capitalization of depreciation to mineral properties	$ 66	$ 109
Capitalization of re-estimation of decommissioning and rehabilitation provision	$ 96	$ 58
Increase in non-cash working capital related to:
Mining operations properties	$ 30	$ 8
Exploration and evaluation properties	$ 403	$ 82

21.	Segmented Information

The Corporation had two operating segments during the three month periods ended March 31, 2019 and 2018, being firstly mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and secondly environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Segmented information as at and for the three month periods ended March 31, 2019 and 2018 is summarized as follows:

As at and for the three months ended March 31, 2019	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 5,286	$ -	$ -	$ 5,286
Non-Canadian	1,947	-	-	1,947
Total revenues as reported	7,233	-	-	7,233

Cost of sales	5,761	-	-	5,761
Depreciation and amortization	136	308	77	521
Share-based compensation	-	-	1,089	1,089
Other G&A expenses	1,507	19	1,483	3,009
Mine site care and maintenance	-	316	-	316
Foreign exchange (gain) loss	-	(2)	3	1
Loss on investments		4	10	14
Gain on derivative asset	-	(5,482)	-	(5,482)
Other (income) loss	17	14	204	235

Segment income (loss) before taxes	$ (188)	$ 4,823	$ (2,866)	$ 1,769(i)

Total assets	$ 10,987	$ 119,877	$ 6,055	$ 136,919
Total liabilities	$ 4,045	$ 10,869	$ 2,810	$ 17,724

As at and for the three months ended March 31, 2018	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$ 2,025	$ -	$ -	$ 2,025
Non-Canadian	739	-	-	739
Total revenues as reported	2,764	-	-	2,764

Cost of sales	1,934	-	-	1,934
Depreciation and amortization	25	-	28	53
Share-based compensation	-	-	1,136	1,136
Other G&A expenses	656	23	1,540	2,219
Mine site care and maintenance	-	681	-	681
Foreign exchange (gain) loss	1	3	(29)	(25)
Loss on investments		80	294	374
Loss on derivative asset	-	13	13	26
Other (income) loss	-	16	(61)	(45)

Segment income (loss) before taxes	$ 148	$ (816)	$ (2,921)	$ (3,589)(i)

Total assets	$ 5,955	$ 101,363	$ 13,634	$ 120,952
Total liabilities	$ 1,860	$ 6,472	$ 1,385	$ 9,717
(i)	Represents consolidated loss before taxes.

For the three month periods ended March 31, 2019, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $5,500,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the three month periods ended March 31, 2019 and 2018 was as follows:

(a)	Key Management Personnel Compensation

	2019	2018

Salaries and other short-term benefits	$ 946	$ 597
Share-based compensation	1,009	1,019
	$ 1,955	$ 1,616

Key management includes the Corporation’s Board of Directors and members of senior management.

23.	Commitments

As at March 31, 2019, the Corporation’s non-lease contractual obligations are as follows:

(a)	The Corporation’s contractual obligations with respect to capital asset expenditures, totaled approximately $360,000.
(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $2,684,000 by December 31, 2019.
24.	Subsequent Events
(a)	On April 23, 2019 the Corporation completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3,500,000. The flow-through common shares are comprised of: (i) 1,579,000 flow-through shares with respect to Canadian exploration expenses priced at $1.90 per share; and (ii) 263,200 flow-through shares with respect to Canadian development priced at $1.90 per share.

(b)	On April 30, 2019, AEG entered into an agreement with the Bank of Montreal for a revolving line of credit (“LOC”) for up to $4,000,000. The LOC has an interest rate of approximately 5.7% on drawn funds, is secured against AEG assets and has customary covenants in place. AEG utilized the LOC capacity to post a $1,000,000 letter of credit for remediation project.